Page 1 of 2 Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014 Planegg/Munich, Germany, June 6, 2024 Ad hoc: Arkadius Pichota and Lukas Gilgen appointed to Management Board of MorphoSys AG replacing the current CEO and CFO Following the closing of the takeover offer by Novartis BidCo AG to the shareholders of MorphoSys AG (the “Company”) (FSE: MOR; NASDAQ: MOR) and the resignation of Marc Cluzel, George Golumbeski, Krisja Vermeylen, Michael Brosnan and Andrew Cheng from the Company’s supervisory board, the Munich Local Court appointed Heinrich Moisa, Romain Lege and Silke Mainka as new members. The newly composed Supervisory Board held its first meeting today and resolved to appoint Arkadius Pichota and Lukas Gilgen to the Company’s management board. Arkadius Pichota, who until now served as President, General Manager and Chairman of the Board of the Novartis subsidiary Navigate BioPharma Services, Inc., has been appointed as the new CEO and Lukas Gilgen, who until now served as Transaction Lead Enterprise Projects with Novartis International AG, has been appointed as the new CFO. Jean-Paul Kress’s and Lucinda Crabtree’s membership of the Company’s Management Board has ended today. *** END OF AD HOC ANNOUNCEMENT

Page 2 of 2 About MorphoSys At MorphoSys, we are driven by our mission: More life for people with cancer. As a global biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn. MorphoSys Forward-Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward- looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs, effects of the acquisition of MorphoSys by Novartis AG on relationships with employees, other business partners or governmental entities, that Novartis AG may not realize the potential benefits of the acquisition of MorphoSys, potential operational difficulties with integrating MorphoSys with Novartis AG and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, including the Solicitation/Recommendation Statement on Schedule 14D-9 regarding the acquisition of MorphoSys by Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements, unless specifically required by law or regulation. For more information, please contact: MorphoSys AG Dr. Julia Neugebauer Vice President, Global Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com